

Ralph James · 3rd

CEO and Founder at Dunamis Investments, LLC

Greater New York City Area · 500+ connections · **Contact info**

Dunamis Investment

 **Harvard University**

Experience

CEO and Founder
Dunamis Investments, LLC
2013 – Present · 7 yrs

Education

 **Harvard University**

Skills & Endorsements

Investments · 21

 Endorsed by **William Vogel and 1 other who is highly skilled at this**

Private Equity · 18

Lincoln Phillip Esq. and 17 connections have given endorsements for this skill

Financial Modeling · 14

Lincoln Phillip Esq. and 13 connections have given endorsements for this skill

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